1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct

August 13, 2019

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC File No. 333-232602) (the “Registrant”)

Dear Ms. O’Neal and Ms. Fettig:

This letter responds to comments you provided telephonically to Thomas R. Phillips, John V. O’Hanlon and me on August 7, 2019, in connection with your review of the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization of The Hartford Global All-Asset Fund (“Acquired Fund”) with and into the Hartford AARP Balanced Retirement Fund (“Acquiring Fund”), which was filed on July 11, 2019.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a filing of the registration statement to be filed pursuant to Rule 497(b) under the Securities Act. Capitalized terms have the same meaning as defined in the registration statement.

1.              Comment:                                 Please explain supplementally why shareholder approval is not required for the Reorganization.

Response:                                    The Registrant is relying on Rule 17a-8 under the Investment Company Act of 1940, as amended, which permits reorganizations involving sales of substantially all of the assets between affiliated investment companies without shareholder approval if certain requirements are met. The Registrant believes that all of the conditions set forth in

Rule 17a-8 are met with respect to the Reorganization. Specifically, the following conditions are met:

•                  no fundamental policy of the Acquired Fund is materially different from a fundamental policy of the Acquiring Fund;

•                  the Acquired Fund and Acquiring Fund are parties to the same Investment Management Agreement and the Acquiring Fund’s management fees are lower than those of the Acquired Fund;

•                  the Acquired Fund and Acquiring Fund are governed by the same Board of Directors and the directors of the Funds who are not interested persons of the Funds and who were elected by the Funds’ shareholders constitute a majority of the directors of the Funds; and

•                  distribution fees (as a percentage of a fund’s average net assets) authorized to be paid by the Acquiring Fund pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees (as a percentage of a fund’s average net assets) authorized to be paid by the Acquired Fund pursuant to such a plan.

In addition, the Registrant’s governing documents allow for reorganizations without shareholder approval.

2.              Comment:                                 In different sections of the N-14, the repositioning of the Acquiring Fund that occurred on July 10, 2019, anticipated transactions by the Acquired Fund in anticipation of the Reorganization, and anticipated transactions by the Combined Fund after the consummation of the Reorganization are discussed. Please conform the discussions and ensure that in each case the following information is included with regard to each such discussion: (i) a quantification of the securities sold or to be sold; (ii) the expected cost of the repositioning in terms of dollars and basis points; and (iii) any capital gains that are anticipated from securities sales in terms of dollars and share amounts.

Response:                                    The Registrant has revised the disclosure for the Acquired Fund and the Combined Fund consistent with this comment with respect to anticipated transactions of the Acquired Fund in anticipation of the Reorganization and anticipated transactions of the Combined Fund after the consummation of the Reorganization. With respect to the repositioning of the Acquiring Fund that occurred on July 10, 2019, the Registrant respectfully declines to make any changes in response to this comment. The Registrant notes that the “Note 4 — Portfolio Repositioning” section of the SAI discloses the following in connection with the repositioning of the Acquiring Fund on July 10, 2019: (i) a quantification of the securities sold; and (ii) the expected cost of the repositioning in terms of dollars and basis points. The Registrant believes that this disclosure is appropriate and helpful to shareholders in understanding the financial statements. However, the Registrant believes that including this information in other places in the N-14 may be confusing for shareholders evaluating the Reorganization because these expenses: (i) occurred prior to the Reorganization; (ii) will not be borne by the shareholders of the Acquired Fund; and (iii) were not incurred in connection with the Reorganization.

3.              Comment:                                 In the section of the N-14 entitled “Synopsis,” it notes that sales of the Acquired Fund’s assets in anticipation of the Reorganization are expected to result in taxable gains to the Fund’s shareholders, but Answer 5 in the Section entitled “Questions and Answers about the Information Statement/Prospectus” (“Q&A Section”) indicates that it is anticipated that unrealized capital losses and capital loss carryforwards will be available to offset capital gains. Please revise this disclosure so that it is correct and consistent.

Response:                                    The Registrant has revised the disclosure in response to this comment.

4.              Comment:                                 Answer 8 of the Q&A Section states, “The Acquiring Fund recently changed its name and portfolio management team and adopted a new, investment objective, investment strategy, portfolio construction process, and risk management techniques.” Please confirm supplementally whether these changes were in anticipation of the Reorganization or separate and distinct from the Reorganization.

Response:                                    The Registrant confirms that the Board of Directors of the Registrant approved the Reorganization and the aforementioned changes to the Acquiring Fund at its meeting on May 1, 2019 after considering all factors it deemed pertinent in its business judgment. The Registrant also confirms that the Board of Directors of the Registrant approved these changes to the Acquiring Fund on their own merits separately and distinctly from the Reorganization.

5.              Comment:                                 Answer 8 of the Q&A Section references the use by the Acquired Fund of a wholly owned subsidiary of the Acquiring Fund formed in the Cayman Islands. Please confirm supplementally whether the Acquiring Fund uses (or would be expected after the Reorganization to use) a similar wholly owned subsidiary in connection with its investment operations.

Response:                                    The Acquiring Fund does not currently use a similar wholly owned subsidiary and is not expected to use such a subsidiary after the consummation of the

Reorganization. The Registrant will revise the disclosure in Answer 8 of the Q&A Section in response to this comment.

6.              Comment:                                 Please include a comparison of gross expenses in addition to the current comparison of net expenses in Answer 12 of the Q&A Section.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

7.              Comment:                                 On page 2 of the N-14, please consider clarifying the final bullet comparing the Funds’ uses of derivatives to more clearly highlight the differences.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

8.              Comment:                                 On page 3 of the N-14, the discussion of the Principal Investment Strategies of the Acquiring Fund notes that it may invest in debt securities across varying credit quality, maturity, and duration. Please consider clarifying that the Fund may invest principally in debt securities with any credit quality, maturity, or duration.

Response:                                    Although the Registrant believes that this disclosure is appropriate, the Registrant will consider revising this disclosure in connection with its next annual update filing.

9.              Comment:                                 Please confirm supplementally that the Fee Table in the Comparison of Fees and Expenses of the Acquired Fund and the Acquiring Fund section of the N-14 reflect “current fees” in accordance with Item 3 of Form N-14.

Response:                                    The Registrant so confirms.

10.       Comment:                                 We note that the Fee Table in the current prospectus for the Acquired Fund includes a footnote indicating that management fees have been restated to reflect current fees. Please include a similar footnote in the N-14 if appropriate.

Response:                                    The Registrant respectfully notes that the current prospectus for the Acquired Fund includes a footnote indicating that management fees have been restated to reflect current fees because the Acquired Fund’s management fees were reduced effective March 1, 2018, which occurred during its last full fiscal year. The Acquired Fund’s management fees in the Fee Table of the N-14 reflect such fees for the twelve months ended April 30, 2019. Because the reduction in management fees occurred prior to the twelve months ended April 30, 2019, it is appropriate to exclude such a footnote in the Fee Table of the N-14.

11.       Comment:                                 The Fee Table in the Comparison of Fees and Expenses of the Acquired Fund and the Acquiring Fund section of the N-14 includes a footnote indicating that the management fees for the Acquiring Fund have been restated based on the percentage of the Acquiring Fund’s assets that is invested in one or more of the Affiliated Funds. Please explain supplementally the basis for the restatement. Please also indicate supplementally whether the Fund would anticipate supplementing its prospectus in the future if the management fee changes materially because of changes in the amount of assets invested in Affiliated Funds.

Response:                                    The Registrant respectfully notes that the Acquiring Fund’s management fee was reduced effective July 10, 2019 to (i) 0.3900% of the first $1 billion; 0.3800% of the next $4 billion; and 0.3750% in excess of $5 billion annually of the Acquiring Fund’s average daily net assets, excluding assets invested in Affiliated Funds; and (ii) 0% on any portion of the Acquiring Fund’s assets invested in Affiliated Funds. Because these changes materially affect the information provided in the Acquiring Fund’s Annual Fund Operating Expenses table in the Acquiring Fund’s current prospectus and the Acquiring Fund’s Fee Table in the N-14, the Registrant restated the Acquiring Fund’s management fees in accordance with Item 5(a) of Form N-14 and Instruction 3(d) to Item 3 of Form N-1A. The Registrant confirms that if the Acquiring Fund’s management fee materially changes because of changes in the amount of assets invested in Affiliated Funds, the Registrant would consider supplementing the Acquiring Fund’s prospectus to disclose such changes. For purposes of calculating the Acquiring Fund’s management fee, the Registrant estimated that the Acquiring Fund would invest approximately 25% of the Acquiring Fund’s net assets in Affiliated Funds. In determining the Acquiring Fund’s estimated allocation to such Affiliated Funds, the Registrant considered all factors it deemed pertinent, including the Acquiring Fund’s principal investment strategies.

12.       Comment:                                 Please state supplementally: (i) the Acquiring Fund’s allocation to Affiliated Funds as of a recent date; and (ii) the extent to which the Acquiring Fund’s assets are anticipated to be invested in Affiliated Funds over time.

Response:                                    As of August 7, 2019, approximately 20% of the Acquiring Fund’s net assets were invested in Affiliated Funds. The Registrant currently anticipates investing approximately 25% of the Acquiring Fund’s net assets in Affiliated Funds over time.

13.       Comment:                                 On page 13 of the N-14, it states that “[i]t is anticipated that the Acquiring Fund will have a higher portfolio turnover under its new investment strategy during its current fiscal year and in the future.” Please consider whether the Acquiring Fund’s prospectus should include high portfolio turnover risk as a principal risk.

Response:                                    The Registrant respectfully notes that “Active Trading Risk” is a principal risk of the Fund and that this risk discloses that “[a]ctive trading could increase the Fund’s transaction costs and may increase your tax liability as compared to a fund with less active trading policies. These effects may adversely affect Fund performance.” Accordingly, the Registrant believes that its current disclosure appropriately discloses the risks associated with high portfolio turnover and respectfully declines to make any changes in response to this comment.

14.       Comment:                                 Please clarify in the N-14 that the current portfolio manager for the Acquiring Fund is anticipated to continue to serve in that capacity for the combined Fund after the Reorganization.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

Should you have any questions, please feel free to contact the undersigned at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc:                                Thomas R. Phillips

John V. O’Hanlon

Alexander C. Karampatsos